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LIBERATE TECHNOLOGIES
2655 Campus Drive, Suite 250
San Mateo, California 94403

June 1, 2005

BY ELECTRONIC TRANSMISSION

Mr. Mark Shuman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

      Re:
      Liberate Technologies
      Preliminary Proxy Statement on Schedule 14A
      File No: 000-26565
      Filed on May 16, 2005

Dear Mr. Shuman:

        I am writing to respond to verbal comments from the Staff of the Securities and Exchange Commission with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 000-26565, filed on May 16, 2005 (the "Preliminary Proxy") by Liberate Technologies, a Delaware corporation (the "Company"). Specifically, we are responding to two comments, as set forth below.

        First, the Staff has requested that the Company include in its Definitive Proxy Statement on Schedule 14A the information required by Item 14(c)(1) of such Schedule. Such disclosure can be found on pages 46-53 and Annexes E and G of the Company's Revised Preliminary Proxy Statement on Schedule 14A (the "Revised Preliminary Proxy"), as transmitted herewith.

        Second, the Staff has requested that the Company confirm the effectiveness of the Company's disclosure controls and procedures as described under "Disclosure Controls and Procedures" in the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 2005 (the "10-Q"). The 10-Q had described such controls and procedures as "sufficiently" effective. On behalf of the Company, we confirm that as of February 28, 2005, the Company's Chief Executive Officer and Chief Financial Officer had concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure the information disclosed by the Company in the 10-Q were recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-Q. In its future filings, the Company will state whether or not its Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective in accordance with Regulation S-K Item 307.

        To discuss this letter, or if you have any questions or require any further information with respect to the Revised Preliminary Proxy or any other matters relating to this filing, please call the undersigned at (650) 645-4003, or Kenton J. King of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel for the Company, at (650) 470-4530.

Very truly yours,
/s/ GREGORY S. WOOD Gregory S. Wood
Executive Vice President and Chief Financial Officer

Attachment

cc: Mr. Perry Hindin

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LIBERATE TECHNOLOGIES 2655 Campus Drive, Suite 250 San Mateo, California 94403